82-3623

PRESS RELEASE

02 JUN -7 AM 11:20

02034911

BOMBARDIER

BOMBARDIER INC. DIVIDENDS

SUPPL

Montréal, June 4, 2002 - The Board of Directors of Bombardier Inc. declared the following dividends:

Class A and Class B Shares

A dividend of $0.045 per share on the Class A shares (multiple voting) and of $0.045 per share on the Class B shares (subordinate voting) is payable on July 31, 2002 to the shareholders of record at the close of business on July 19, 2002

Holders of Class B shares (subordinate voting) of record at the close of business on July 19, 2002, who have a right to a priority dividend at the rate of $0.0015625 per share per year, payable by quarterly installments of $0.00039075, will receive the second installment of $0.00039075 per share on July 31, 2002.

Series 2 Preferred Shares

A quarterly dividend of $0.34375 per share on the Series 2 Preferred Shares is payable on July 31, 2002 to the shareholders of record at the close of business on July 19, 2002.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 per share on the Series 4 Preferred Shares is payable on July 31, 2002 to the shareholders of record at the close of business on July 19, 2002.

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Bombardier Inc., a diversified manufacturing and services company, is a world leading manufacturer of business jets, regional aircraft, rail transportation equipment and motorized recreational products. It also provides financial services and asset management in business areas aligned with its core expertise. Headquartered in Montréal, Canada, the Corporation has a workforce of some 80,000 people in 24 countries throughout the Americas, Europe and Asia-Pacific. Its revenues for the fiscal year ended Jan. 31, 2002 stood at $21.6 billion Cdn. Bombardier shares are traded on the Toronto, Brussels and Frankfurt stock exchanges (BBD, BOM and BBDd.F).

For information Dominique Dionne
Vice President, Public Relations and Communication
(514) 861-9481

www.bombardier.com